Exhibit 99.1

NOVA Chemicals Corporation Canadian Operating Center 1000 Seventh Avenue S.W. Calgary, Alberta Canada T2P 5C6 www.novachemicals.com 403.750.3600 tel 403.269.7410 fax

Press Release

NOVA Chemicals Corporation to Offer $500 Million of Senior Notes

Pittsburgh, PA (October 5, 2009)—NOVA Chemicals Corporation announced today that it intends to offer $500 million of senior notes due 2016 and 2019 in a private offering. The Company plans to use the net proceeds of the offering to repay outstanding debt and the balance of the proceeds, if any, will be used for general corporate purposes.

The senior notes will be issued in reliance on the exemption from the registration requirements provided by Rule 144A and Regulation S of the United States Securities Act of 1933, as amended (the “Securities Act”). None of the senior notes have been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws.

This news release does not constitute an offer to sell or the solicitation of an offer to buy any security, nor will there be any sale of any security in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

NOVA Chemicals develops and manufactures chemicals, plastic resins and end-products that make everyday life safer, healthier and easier. Our employees work to ensure health, safety, security and environmental stewardship through our commitment to sustainability and Responsible Care®. NOVA Chemicals is a wholly owned subsidiary of The International Petroleum Investment Company (IPIC) of the Emirate of Abu Dhabi.

Visit NOVA Chemicals on the Internet at www.novachemicals.com.

Media inquiries, please contact:

Greg Wilkinson—Vice President, Public and Government Affairs, NOVA Chemicals

Tel: 412.490.4166

E-mail: wilkinga@novachem.com

Responsible Care® is a registered trademark of the Canadian Chemical Producers Association (CCPA) in Canada and is a registered service mark of the American Chemistry Council (ACC) in the United States.

Forward-Looking Information

This news release contains forward-looking information concerning NOVA Chemicals’ proposed offering of senior notes, including NOVA Chemicals’ plans for the use of the net proceeds of the offering. By its nature, forward-looking information requires NOVA Chemicals to make assumptions and is subject to inherent risks and uncertainties. Some of the risks that could affect NOVA Chemicals’ future results and could cause results to differ materially from those expressed in the forward-looking information are detailed in the publicly filed disclosure documents and securities commissions reports of NOVA Chemicals. NOVA Chemicals’ forward-looking information is expressly qualified in its entirety by this cautionary statement. In addition, the forward-looking information is made only as of the date of this news release, and except as required by applicable law, NOVA Chemicals undertakes no obligation to publicly update this forward-looking information to reflect new information, subsequent events or otherwise.